
07005161

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49996

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2006** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **J.W. RICHARDS, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1385 WEST STATE ROAD 434
(No. and Street)

LONGWOOD	**FLORIDA**	**32750**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

407-774-6281
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, TIMOTHY WARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or J.W. RICHARDS, INC., as of December 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC-STATE OF FLORIDA
Denise M. Hall
Commission # DD393703
Expires: MAR. 19, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Public Notary

Signature

CHIEF FINANCIAL OFFICER
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. W. RICHARDS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

J. W. RICHARDS, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

Report of Independent Certified Public Accountant

Stockholder and Board of Directors
J. W. Richards, Inc.

We have audited the accompanying statement of financial condition of J. W. Richards, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. W. Richards, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying calculation and reconciliation of net capital and aggregate indebtedness are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

March 20, 2007

J. W. RICHARDS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 31,972
Due from clearing broker	12,742
Property and equipment net of accumulated depreciation of $45	5,431
Deposits	13,788
Goodwill	38,999
	$ 102,932

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 13,504
Total liabilities	13,504
Stockholder's equity:	
Common stock, $0.01 par value, 1,000 shares	
authorized, 100 issued and outstanding	1
Additional paid-in capital	87,245
Retained earnings	2,182
Total stockholder's equity	89,428
	$ 102,932

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUES:	
Commissions	$ 109,553
Other	28,414
Interest and dividends	1,936
	139,903
EXPENSES:	
Commissions	60,577
NASD fees	25,898
Clearing fees	11,385
Other operating expenses	42,618
	140,478
NET INCOME (LOSS)	$ (575)

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, beginning of year	100	$ 1	$ 74,745	$ 2,757	$ 77,503
Capital contributions	-	-	12,500	-	12,500
Net loss	-	-	-	(575)	(575)
Balance, end of year	100	$ 1	$ 87,245	$ 2,182	$ 89,428

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$ (575)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	45
Increase or decrease in assets and liabilities	
Increase in due from clearing broker	(3,703)
Increase in deposits	(13,788)
Increase in accounts payable and accrued expenses	7,367
Total cash used in operating activities	(10,654)
Cash flows from investing activities:	
Purchase of fixed assets	(5,476)
Total cash used by investing activities	(5,476)
Cash flows from financing activities:	
Capital contributions	12,500
Total cash provided by financial activities	12,500
Net decrease in cash	(3,630)
Cash and cash equivalents, beginning of year	35,602
Cash and cash equivalents, end of year	$ 31,972
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	$ -0-
Cash paid during the year for income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2006

1. ORGANIZATION AND NATURE OF THE BUSINESS

The Company is an introducing broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers (the "NASD"). The Company is a Georgia Corporation and sells securities on a retail basis through independent subcontractors. The Company clears its securities transactions through North American Clearing, Inc. , a related party company, (the "Clearing Broker").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents for the purposes of the statement of cash flows.

Security transactions - Securities transactions and the related revenue and expenses are recorded on a trade date basis.

Income taxes - The Company, with the consent of its stockholder, elected to be an S corporation under the Internal Revenue Code. All taxable income or loss flows through to the stockholder. Accordingly, no income tax expense or benefit is recorded in the accompanying financial statements.

Fair value of financial instruments - All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Management estimates and assumptions - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and administrative services with its Clearing Broker. Both the Company and Clearing Broker are owned 100% by the Chairman and CEO of the Clearing Broker. During the year ended December 31, 2006, the Company was not charged an expense for its share of the office space and administrative services.

During the year ended December 31, 2006, the Company paid the Clearing Broker approximately $11,385 in clearing fees.

4. CAPITAL CONTRIBUTIONS

During the year ended December 31, 2006, the owner made a capital contribution of $12,500.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains all of its cash with its Clearing Broker. Balances with the Clearing Broker are insured up to $100,000 by the Securities Investor Protection Corporation and the Clearing Broker carries an excess surety bond, but the balances may exceed the limit at any given time.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities an Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule") and its minimum net capital requirement is the greater of 6 2/3% of aggregate indebtedness ($1,052 at December 31, 2006) or $5,000. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3, and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2006, the net capital, as computed, was $14,109. Consequently, the Company had excess net capital of $9,109 over the minimum net capital requirement of $5,000.

At December 31, 2006, the percentage of aggregate indebtedness to net capital was approximately 111.9% versus an allowable percentage of 1500%.

7. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2006 amended Focus IIA, and the computation shown on the attached Computation and Reconciliation of Net Capital pursuant to SEC Rule 15c3-1 agree, since there were no audit adjustments.

J. W. RICHARDS, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Computation of Basic Net Capital Requirement:

Total stockholder's equity qualified for net capital	$ 89,428
Non-allowable assets:	
Property and equipment	5,431
Deposits	13,788
Goodwill	38,999
Total non-allowable assets	58,218
Haircuts	-
Net capital	$ 31,210
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($1,052)	
Minimum dollar net capital requirement ($5,000)	
Net capital requirement (greater of above two minimum requirement amounts)	5,000
Net capital in excess of required minimum	$ 26,210
Excess net capital at 1000%	$ 29,860

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
COMPUTATION AND RECONCILIATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2006

Total aggregate indebtedness included in Statement of Financial Condition	$ 13,504
6 2/3% of total aggregate indebtedness	$ 900
Percentage of aggregate indebtedness to net capital	43.27%

The accompanying notes are an integral part of these financial statements.

J. W. RICHARDS, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2006

J. W. Richards, Inc. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. J. W. Richards, Inc. is, therefore, exempt from the reserve formula calculations and possession and control computations.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail ohabco@earthlink.net

407-740-7311
FAX 740-6441

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Stockholder and Board of Directors
J. W. Richards, Inc.

In planning and performing our audit of the financial statements of J. W. Richards, Inc. (the "Company") for the year ended December 31, 2006, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures" followed by the Company, including tests of such practices that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a3-(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Ohab and Company, PA

March 20, 2007

END